Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 15, 2023 with respect to the consolidated financial statements of Urgent.ly, Inc. as of December 31, 2022 and 2021, and for the years then ended, included in this Registration Statement on Form S-4 and Prospectus of Urgent.ly, Inc. that is made part of a proxy statement for a general meeting of shareholders of Otonomo Technologies, Ltd. Our audit report includes an explanatory paragraph relating to Urgent.ly, Inc.’s ability to continue as a going concern.

We also consent to the reference to our firm under the caption “Experts.”

/s/ CohnReznick LLP

Tysons, Virginia

May 15, 2023